

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2020

James Nathanielsz
Chief Executive Officer
Propanc Biopharma, Inc.
6 Butler Street, Camberwell
VIC, 3124 Australia

> **Re: Propanc Biopharma, Inc.**
> **Information Statement on Schedule 14C**
> **Filed June 11, 2020**
> **File No. 000-54878**

Dear Mr. Nathanielsz:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences